ARS


04037886

P.E.
12/31/03


SOLOMON TECHNOLOGIES



2003 ANNUAL REPORT
OF
SOLOMON TECHNOLOGIES, INC.

1400 L&R Industrial Blvd.
Tarpon Springs, Florida 34689

Table of Contents

Our Annual Report on Form 10-KSB

A copy of our Annual Report on Form 10-KSB, as amended, for the year ended December 31, 2003 as filed with the Securities and Exchange Commission, except for exhibits, will be furnished without charge to any stockholder upon written or oral request to Solomon Technologies, Inc., Attention of Michael A. D'Amelio, Secretary, Solomon Technologies, Inc., 1400 L&R Industrial Blvd., Tarpon Springs, Florida 34689; telephone: (727) 934-8778.

Introductory Comment

Throughout this Annual Report, the terms "we," "us," "our," "Solomon" and "our company" refer to Solomon Technologies, Inc., a Delaware corporation, and, unless the context indicates otherwise, includes our wholly-owned subsidiary, Town Creek Industries, Inc.

Forward Looking Statements

In addition to historical information, this Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. When used in this Annual Report, the words "believe," "may," "should," "expect," "anticipate," "plan", "continue," "estimate," "project" or "intend" and similar expressions identify forward-looking statements regarding events, conditions and financial trends in connection with our future plan of operations, business strategy, operating results and financial position. Current stockholders and prospective investors are cautioned that any forward-looking statements are not guarantees of future performance. Such forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results for future periods could differ materially from those discussed in this Annual Report, depending on a variety of important factors that include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements.

SUMMARY OF OUR BUSINESS

We develop and sell fully integrated electric power drive systems that we refer to as "ST Electric Propulsion Systems". Some of our systems incorporate our patented "Electric Wheel" and related proprietary technologies consisting of two shaftless, brushless, direct current permanent magnet electric motors connected by a planetary gear-set driving an output power shaft, all within a single, self-contained sealed housing. Motors developed using Electric Wheel technology are referred to as our "ST Electric Wheel" series or STEW. We have also developed motors using a variation of the Electric Wheel technology that employ only one direct current motor and operate without a planetary gear-set that we refer to as our "ST Electric Motor" series or STEM. Our complete line of electric motors (STEW and STEM) incorporated in our fully integrated electric power drive systems are referred to as our "ST Electric Propulsion Systems" or ST-EPS.

The principal market for our systems is the recreational displacement hull component of the marine industry. We chose this market because of the many applications for our systems but also because of its large size, minimal regulatory barriers and fragmented competition. We have focused primarily on boat manufacturers for new boat electric drives and boat owners for retrofits of their existing propulsion systems. The industrial marine sector is a secondary market for our current systems with an initial focus on lifeboats, motor launches and small craft military projects. We expect to license or enter into strategic relationships with respect to the many non-marine applications for our ST Electric Propulsion Systems.

Our revenues for the twelve months ended December 31, 2002 and December 31, 2003 were approximately $151,000 and $422,000, respectively. We incurred net losses for the twelve months ended December 31, 2002 and December 31, 2003 of approximately $1,101,000 and $3,506,000, respectively.

OUR DIRECTORS AND EXECUTIVE OFFICERS

NAME	POSITION
David E. Tether	Common Stockholder Director and Chief Executive Officer
Gary M. Laskowski	Series A Preferred Stockholder Director and Chairman of the Board
Peter W. DeVecchis	President
Samuel F. Occhipinti	Chief Financial Officer
David Lindahl	Common Stockholder Director
Michael D'Amelio	Series A Preferred Stockholder Director and Secretary

David E. Tether, Director (Common Stockholder Director) and Chief Executive Officer. Mr. Tether founded Solomon Technologies, Inc. in February 1993. He has been our Chairman from 1993 to 2004 and Chief Executive Officer since 1993. Mr. Tether has over 33 years experience with several start up and early stage growth companies primarily serving the Naval Air Warfare and Naval Air Test Centers at Patuxent River, Maryland. From 1982 to 1985, he led a team of scientists and engineers in designing and building the world's first thermonuclear detonation simulator. Beyond classified projects in the electromagnetic emissions field, Mr. Tether has worked on encrypted networks and computer security measures for agencies including the Environmental Protection Agency, the U.S. Army and the American Chemical Society.

Gary M. Laskowski, Chairman of the Board (Series A Preferred Stockholder Director). Mr. Laskowski has been a director of our company since May 2004. Mr. Laskowski is a principal and founder of Venture Partners, a private investment bank founded in 1986. Mr. Laskowski served as a member of the consulting operation of Technology Transitions Incorporated, a venture capital firm, and prior to that in a number of roles, including Vice President, Marketing, for Canberra Industries, Inc., a supplier of data acquisition and analysis systems. Mr. Laskowski serves on the boards of a number of companies involved in electronics, power systems and, software development. Mr. Laskowski holds a Bachelor's Degree in Electrical Engineering from the University of Connecticut.

Peter W. DeVecchis, President. Mr. DeVecchis, who became our President in May 2004, is an accomplished manager with twenty-five years experience in sales, marketing and new business development. Prior to joining us, he served as Vice President, Sales and Marketing of 4uDoctor, Inc., a provider of web-based technology services to assist healthcare practitioners reduce their costs of procuring operational supplies. From 1998 to 2001, he served as Vice President Sales of Consumers Interstate Corp, a wholesale distributor of MRO products. From 1996 to 1998, he was Vice President Sales, Business Unit Director Pharmacy Groups for Moore Medical Corp., a full line wholesale distributor of pharmaceutical and health-care products. From 1988 to 1996, Mr. DeVecchis was Vice President Sales and Marketing for United Abrasive, Inc., a manufacturer of industrial abrasive products. From 1985 to 1988, he served as Vice President Sales and Marketing for Beaverite Products, Inc., a manufacturer of customized information packaging. From 1973 to 1985, he was Vice President Sales and Marketing for Canberra Industries, Inc., a nuclear electronics company. Mr. DeVecchis earned his MBA from University of New Haven and his BS in Business Management from Charter Oak College in Connecticut.

Samuel F. Occhipinti, Chief Financial Officer. Mr. Occhipinti became our Chief Financial Officer in May 2004. Since July 1999, Mr. Occhipinti has been Managing Director and President of Venture Partners Capital LLC a NASD registered broker/dealer focused on corporate finance and merger and acquisition transactions. He earned his bachelor's degree in finance from Boston College in 1968.

Michael D'Amelio, Director and Secretary (Series A Preferred Stockholder Director). Mr. D'Amelio has been our secretary and a director of our company since May 2004. Mr. D'Amelio is the Managing Director and founder of JMC Venture Partners LLC. JMC is a private equity fund that focuses on manufacturing, distribution and manufacturing technology. In addition, Mr. D'Amelio is a partner in the investment banking firm of Grace Matthews. Prior to founding JMC, Mr. D'Amelio served as President and CEO of TACC International Corporation, a specialty chemical manufacturer with facilities located throughout the United States which was subsequently sold to a Fortune 500 buyer. Mr. D'Amelio serves on numerous corporate boards and committees and is a graduate of Northeastern University with a BS in Management.

David Lindahl, Director (Common Stockholder Director). Mr. Lindahl has been a director of our company since 1994 and served as our president from February 1994 through February 1995. Mr. Lindahl served Presidents Reagan and Bush as Assistant Secretary of Energy from January 1986 through March 1991. While at the Department of Energy, he was responsible for developing the nation's alternative fuels industry and was the chief architect of the Clean Air Act Amendments of 1990. Prior to that, he was the Energy and Environmental Policy Advisor to the U.S. Congress. In 1994, he retired from federal service as a Professional Staff Member of the House Committee on Energy and Commerce. In 1992, he joined the board of Town Creek Industries, Inc., which we acquired in 2001. Since June 2002, he has served as Executive Vice President of Savage Enterprises, Inc., a company engaged in combustion equipment research and development. In 1967, Mr. Lindahl earned his bachelor's degree in earth sciences from Indiana University and, in 1968, earned his master's degree from Western Michigan University in physical geography. In 1973, he earned a certificate from Massachusetts Institute of Technology in energy policy.

MARKET FOR OUR COMMON STOCK

Market Information

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "SOLM." Our common stock began trading on February 24, 2004 and opened at $3.15. Prior to February 24, 2004, there was no public market for our common stock.

On June 23, 2004, the closing price of our common stock was $1.50. On June 10, 2004, we had 662 record owners of our common stock and 29 record owners of our Series A Preferred Stock.

Dividends and Dividend Policy

We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

We may not pay or set aside cash for dividends to our common stockholders unless holders of our Series A Preferred Stock have been paid all accrued dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the fiscal years ended December 31, 2003 and 2002 should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report.

Overview

We develop and sell electric propulsion systems primarily for the marine industry. These systems utilize our proprietary technology, including our patented Electric Wheel. In addition, we believe that our technology will have additional applications in the transportation, industrial and commercial sectors. We will continue to target areas for strategic growth.

We have historically generated limited operating revenues. We intend to expand operations through the continued development of our dealer network and the addition of new products. In order for us to successfully market our existing products on a national and international level, we will be likely required to successfully complete public or private financing of our equity securities. If we are unable to obtain necessary financing, we will expand our operations only as cash flow allows.

Our goal is to significantly increase revenue, generate enough cash to finance our operations and growth and, eventually, become profitable. We currently do not generate enough cash from operations to continue operations indefinitely. Our ability to continue is dependent on our either raising significant capital or increasing revenue, or both. If we are unable to raise such capital and unable to significantly increase revenue, we would likely not be able to generate enough cash to continue operations. As a result, we would have to seek alternative opportunities, such as selling our assets or seeking a merger partner or other business combination; otherwise we may default on our debt obligations and lose our assets to our creditors.

Our business plan requires that we obtain $5 million of additional capital. Such capital would be used to repay approximately $1 million of debt and the balance to hire sales personnel over the next twelve months and to meet our inventory needs. If we are able to acquire such capital, we believe that we can increase our revenue over the next two years by establishing a stronger sales presence to OEMs and by increasing substantially the number of retrofit sales. We would also use a portion of such additional capital to hire additional administrative personnel. We only have seven full-time employees, many of whom perform multiple functions within our organization.

We believe we could also significantly increase our current gross margin of 15% to approximately 50% from such additional capital. Our suppliers offer significant quantity discounts which we are currently unable to take advantage of due to the small number of purchases we make at any time. With additional capital, we could make larger purchase orders for the quantity discounts thereby increasing our gross margin.

Results of Operations

The following discussion of the results of operations, financial condition and liquidity should be read in conjunction with our consolidated financial statements and notes thereto for the years ended December 31, 2003 and 2002 included in this Annual Report.

Comparison of the Years Ended December 31, 2003 and 2002

For the year ended December 31, 2003 we generated revenues of $421,808 as compared to $150,918 for the comparable period ended in 2002. Cost of goods sold for the year ended December 31, 2003 was $320,663 generating a gross profit of $101,145, or 24% of revenues. Cost of goods sold for the year ended December 31, 2002 was $103,851 generating a gross profit of $47,067, or 31% of revenues. The decrease in our margin is due to our inability to achieve cost efficiencies with our primary manufacturer and other suppliers. We believe we will improve our margins and, with an increase in sales, achieve economies of scale.

Salaries and benefits for the year ended December 31, 2002 were $670,567 compared to $479,242 for the year ended December 31, 2003 a decrease of $191,325, or 29%. This decrease was due to our inability to fund payroll due to our limited cash flow; however, portions of these salaries were contributed to capital by our employees.

Non-cash compensation for the year ended December 31, 2003 was $1,933,231 as compared to $37,500 for the year ended December 31, 2002, an increase of $1,895,731. Non-cash compensation consists of common stock issued to consultants and employees for services rendered. During 2003 the increase in non-cash compensation was due to an increase in the number of shares issued for primarily financial consulting services as well as a capital contribution of unpaid salaries by our employees of $386,846.

Professional fees for the year ended December 31, 2002 were $4,250 as compared to $280,788 for the year ended December 31, 2003, an increase of $276,538. This increase was due to the costs associated with filing our Registration Statement on Form SB-2 as well as other costs associated with becoming a public company.

Advertising expense for the period year ended December 31, 2002 was $23,864. Advertising expense for the year ended December 31, 2003 was $26,009. The minimal increase in advertising expense was due to our focus on our business plan and the further execution of our marketing plan.

Travel and entertainment costs for the year ended December 31, 2002 were $33,516 as compared to $60,721 for the year ended December 31, 2003, an increase of $27,205 or 81%. The increase in travel and entertainment is attributable to our marketing activities related to our products as well as expenses associated with our efforts to raise capital.

Rent for the year ended December 31, 2002 was $44,700. Rent for the year ended December 31, 2003 was $75,064. The increase was due to our new office lease of additional facilities in Benedict, Maryland for the final five months of 2002 with an increase in monthly rent expense of approximately $2,400.

Other general and administrative costs for the year ended December 31, 2002 were $281,082 and consisted primarily of insurance, office supplies, printing and office equipment. Other general and administrative costs for the year ended December 31, 2003 were $422,075, an increase of $140,993. The increase was due to further execution of our business plan. These costs primarily consist of depreciation, amortization of intangibles, insurance, office supplies and equipment, and printing.

Interest expense incurred for the year ended December 31, 2002 was $52,843. Additionally we recognized $151 in interest income during the same period. We incurred interest expense of $350,663 for the year ended December 31, 2003 relating to our various financings. The increase of $297,820 in interest expense is primarily due to recognizing a beneficial conversion feature on convertible notes payable during the year ended December 31, 2003 of $220,135 as well as interest on our new and existing borrowings totaling approximately $131,000 during the year ended December 31, 2003.

We reported a net loss for the year ended December 31, 2002 of $1,101,104. Our net loss for the year ended December 31, 2003 was $3,506,449.

Our overall per-share loss for the year ended December 31, 2002 was $0.42 per share. Our overall per-share loss for the year ended December 31, 2003 was $0.90.

Liquidity and Capital Resources

Our available cash balance at December 31, 2003 was approximately $51,000, and is approximately $31,000 at April 9, 2004. From January 1, 2001 through December 31, 2003, we raised an aggregate of approximately $578,000 in capital through the sale of shares pursuant to a private placement made in accordance with Rule 506 under the Securities Act of 1933. In addition, we have received proceeds from advances from affiliates and notes and loans payable of approximately $788,000 during that same period that have funded our operations.

During the twelve months ended December 31, 2003, we used net cash of approximately $451,000 for operations. This consisted of a net loss of $3,506,449 offset by net increases in our operating assets of $43,057, non-cash compensation from the issuance of common stock for services of $1,399,386, depreciation and amortization expense of $148,146, a capital contribution of unpaid salaries of $386,846, amortization of a debt discount of $15,200, beneficial interest on convertible notes payable of $220,135, bad debt expense of $14,553, and increases in our liabilities consisting of accounts payable and accrued expenses, accrued payroll and payroll taxes and customer deposits of $827,761. We had net cash flows used in investing activities of $33,759 which consisted of capital expenditures of $25,043 and expenditures on patents of $8,716. Additionally, we had net cash flows from financing activities of $471,634. This consisted of $291,836 in gross proceeds from the sale of our common stock and proceeds from notes and loans payable of $163,307 and proceeds from advances to affiliates of $28,687 offset by repayments of notes and loans payable of $12,196.

During the year ended December 31, 2003, our employees received significantly less cash compensation than they would have received had our cash flow been greater. Such amounts were changed to expense and contributed to capital by our employees. However, we anticipate an increase in cash compensation in the future as our cash flow permits.

There are presently no plans to purchase a new facility or significant new equipment. We are actively seeking additional sources of capital that will enable us to achieve our long-term objectives of marketing our product lines. However, we may not be able to obtain such capital on acceptable terms or conditions. In such event, we may have to modify our business plan.

Our cash flow requirements include repayment of certain short term debt. We currently have unpaid payroll taxes of approximately $191,000 and have accrued interest and penalties on this outstanding debt of $144,000. In addition, we renegotiated our convertible debt with Pinetree in September 2003 and again in December 2003. The new convertible note of $572,490 bears interest at 11% per annum. We are in default on the Pinetree note as a result of our failure to pay a mandatory prepayment of $50,000, however, Pinetree has not declared the note in default.

Critical Accounting Policies

A summary of significant accounting policies is included in Note 2 to the audited financial statements included in this Annual Report for the years ended December 31, 2003 and 2002. We believe that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

We recognize revenue when product has been shipped from our facility or drop shipped from our manufacturing location. Revenues from installation or service sales are recognized when the services have been completed.

Inventory valuation

Our inventory is stated at lower of cost or market on the first-in, first-out method of inventory valuation. At December 31, 2003 and 2002, significantly all inventory on-hand was finished goods, which consists of motors and generators. Smaller parts and supplies are charged to expense when purchased.

Accounting for patents and trademarks

Our patents and trademarks are stated at cost. The recoverability of patents and trademarks is re-evaluated each year based upon management's expectations relating to the life of the technology and current competitive market conditions. As of December 31, 2002 and 2003, we have recorded $99,197 and $133,045 in amortization expense, respectively, related to our patents and trademarks. We are amortizing these costs over the life of respective patent or trademark.

Stock-based compensation

We account for stock based compensation utilizing Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of our stock at the date of the grant over the amount an employee must pay to acquire the stock. We have adopted the "disclosure only" alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Off-Balance Sheet Arrangements

Our agreement with Homewood requires that we purchase at least 100 electric motors during 2004. If we do not complete such purchase, we must pay Homewood on or before January 1, 2005 an amount equal to the average purchase price for all motors actually purchased by us multiplied by the motors not purchased by us up to 100. For example, if the average purchase price of the motors actually purchased by us was $8,000, and we purchased only 75 motors during 2004, we would owe Homewood $200,000. We have not purchased the 100 motors yet, and we can not determine whether we will meet this minimum requirement.

Except as set forth above, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on us.

INDEX TO FINANCIAL STATEMENTS

SOLOMON TECHNOLOGIES, INC.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Solomon Technologies, Inc.

We have audited the accompanying balance sheet of Solomon Technologies, Inc. as of December 31, 2003, and the related statements of operations, stockholders' deficiency and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Solomon Technologies, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has an accumulated deficit of $9,366,771 as of December 31, 2003 and had net losses and cash used in operations of $3,506,449 and $451,365 respectively, for the year ended December 31, 2003. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Radin Glass & Co., LLP
Certified Public
Accountants

New York, New York
March 12, 2004

SOLOMON TECHNOLOGIES, INC.

BALANCE SHEET

	December 31, 2003
ASSETS	
Current Assets:	
Cash	$ 50,670
Accounts Receivable, net of allowance of $21,815	8,664
Other Current Assets	5,879
Total Current Assets	65,213
PROPERTY AND EQUIPMENT, net	34,013
INTANGIBLE ASSETS, net	634,930
DEPOSITS	2,400
	$ 736,556
LIABILITIES AND STOCKHOLDERS' DEFICIENCY	
Current Liabilities:	
Current Portion of Notes and Loans Payable, net	$ 830,487
Accounts Payable and Accrued Expenses	568,222
Accrued Payroll and Payroll Taxes	669,510
Customer Deposits	39,494
Total Current Liabilities	2,107,713
Notes and Loans Payable	9,372
Stockholders' Deficiency:	
Preferred stock; $.001 par value, 5,000,000 shares authorized no shares issued and outstanding	—
Common stock; $.001 par value, 25,000,000 shares authorized 4,827,096 shares issued and outstanding	4,828
Additional Paid-in Capital	7,981,414
Accumulated Deficit	(9,366,771)
Total Stockholders' Deficiency	(1,380,529)
	$ 736,556

See Notes to Financial Statements.

SOLOMON TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2003	2002
NET SALES	$ 421,808	$ 150,918
COST OF GOODS SOLD	320,663	103,851
	101,145	47,067
OPERATING EXPENSES:		
Salaries and benefits	479,242	670,567
Noncash compensation and consulting	1,933,231	37,500
Professional fees	280,788	4,250
Advertising	26,009	23,864
Travel and entertainment	60,721	33,516
Rent	75,064	44,700
Other general and administrative	422,075	281,082
	3,277,130	1,095,479
LOSS FROM OPERATIONS	(3,175,985)	(1,048,412)
OTHER INCOME (EXPENSE)		
Interest Expense	(350,663)	(52,692)
Gain of settlement of debt	20,199	—
	(330,464)	(52,692)
NET LOSS	$ (3,506,449)	$ (1,101,104)
NET LOSS PER COMMON SHARE-BASIC AND DILUTED	$ (0.90)	$ (0.42)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING -BASIC AND DILUTED	3,908,316	2,595,085

See Notes to Financial Statements.

SOLOMON TECHNOLOGIES, INC.

STATEMENT OF STOCKHOLDERS' DEFICIENCY

	Common Stock ($.001 par value) Shares	Amounts	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficiency
Balance, December 31, 2002	3,175,658	3,176	5,057,863	(5,860,322)	(799,283)
Sale of common stock	157,918	158	291,678	—	291,836
Issuance of common stock and warrants for services	688,089	689	1,398,697	—	1,399,386
Common stock issued for debt	285,000	285	569,715	—	570,000
Common stock issued for patent rights	1,000,000	1,000	(1,000)	—	—
Beneficial conversion feature on renegotiated debt	—	—	220,135	—	220,135
Warrants issued with convertible notes	—	—	57,000	—	57,000
Cancellation of shares	(479,569)	(480)	480	—	—
Capital contribution of unpaid salaries	—	—	386,846	—	386,846
Net loss	—	—	—	(3,506,449)	(3,506,449)
Balance, December 31, 2003	4,827,096	4,828	$ 7,981,414	$ (9,366,771)	$ (1,380,529)

See Notes to Financial Statements.

SOLOMON TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,506,449)	$ (1,101,104)
Adjustments to reconcile net loss to net cash used in operations:		
Common stock and warrants issued for services	1,399,386	37,500
Capital contribution of unpaid salaries	386,846	298,965
Amortization and depreciation	148,146	112,509
Amortization of discount on convertible notes	15,200	—
Beneficial interest on convertible notes payable	220,135	—
Bad debts	14,553	16,672
Changes in assets (increase) decrease:		
Accounts receivable	(17,755)	(7,427)
Inventory	37,300	5,000
Other current assets	(921)	(4,958)
Deposits	24,433	3,187
Changes in liabilities increase (decrease):		
Accounts payable and accrued expenses	327,316	37,779
Accrued payroll and payroll taxes	512,437	344,352
Customer deposits	(11,992)	51,486
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(451,365)	(206,039)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(25,043)	(2,216)
Expenditures for intangible assets	(8,716)	(1,866)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(33,759)	(4,082)

See Notes to Financial Statements

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<u>SOLOMON TECHNOLOGIES, INC.</u>
<u>STATEMENTS OF CASH FLOWS</u>
(continued)

CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes and loans payable	163,307	75,000
Repayments of notes and loans payable	(12,196)	(18,133)
Proceeds from advances from affiliates	28,687	71,313
Proceeds from the sale of common stock and warrants	291,836	145,999
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	471,634	274,179
NET INCREASE (DECREASE) IN CASH	(13,490)	64,058
CASH - beginning of period	64,160	102
CASH - end of period	$ 50,670	$ 64,160
Supplemental Disclosure of Cash Flow Information:		
Cash paid during period for:		
Interest	$ 13,744	$ 7,743
Income Taxes	$ —	$ —
Noncash investing and financing activities:		
Issuance of common stock for intangible assets	$ —	$ 150,000
Conversion of accrued payroll and expenses into common stock	$ 470,000	$ —
Warrants issued to renegotiate payment terms on debt	$ 57,000	$ —
Conversion of related party advances into common stock	$ 100,000	$ —

See Notes to Financial Statements

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SOLOMON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION

Solomon Technologies, Inc. ("STI" or the "Company") commenced operations on August 22, 1995 and was incorporated in the State of Maryland. STI develops and markets electric propulsion systems for marine applications. Management believes that the Company's systems will have additional applications in the transportation, industrial and commercial sectors.

In July 2003, the Company effected a merger in order to change its state of incorporation from Maryland to Delaware. In connection with this merger, the Company issued one share of common stock of the Delaware corporation for each two shares of common stock of the Maryland corporation, thereby effecting the equivalent of a 1-for-2 reverse stock split. All shares and amount presented in this report give retroactive affect to this reverse stock split.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purpose of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

Revenue Recognition – The Company recognizes revenue when product has been shipped from its facility or drop shipped from its manufacturing location.

Revenues from installation or service sales are recognized when the services have been completed.

Inventory - Inventory is stated at lower of cost or market on the first-in, first-out method of inventory valuation. At December 31, 2002, substantially all inventory on-hand was finished goods consisting of motors and generators. Smaller parts and supplies are charged to expense when purchased. There was no inventory as of December 31, 2003.

Property and Equipment - Property, plant and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed on the straight-line method over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease term or the assets' useful lives.

SOLOMON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising - Advertising costs are expensed as incurred. For the years ended December 31, 2003 and 2002, advertising expense was $26,009 and $23,864, respectively.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes - Deferred income taxes are determined on the liability method in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

Earnings (Loss) Per Share - The Company has adopted SFAS, No. 128, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if dilutive common stock had been converted to common stock, as prescribed by SFAS No. 128.

Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable, accrued expenses and note payable approximate fair value based on the short-term maturity of these instruments.

Stock Based Compensation – Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the "disclosure only" alternative described in SFAS 123 and SFAS 148 (See New Accounting Pronouncements), which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Product Development - Product development costs are charged to expense as incurred. Such costs were minimal during the years ended December 31, 2003 and 2002.

Intangible Assets – Patents and trademarks are stated at cost. The recoverability of the costs of patents and trademarks is re-evaluated each year based upon management's expectations relating to the life of the technology and current competitive market conditions. As of December 31, 2003 and 2002, the Company has recorded $133,045 and $99,197 in amortization expense, respectively, related to its patents and trademarks. The Company is amortizing these intangible assets over their expected lives.

Impairment of long-lived assets - The Company evaluates the recoverability and carrying value of its long-lived assets at each balance sheet date, based on guidance issued in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Among other factors considered in such evaluation is the historical and projected operating performance of business operations, the operating environment and business strategy, competitive information and market trends. Accordingly, the Company believes that there has been no impairment of its long-lived assets as of December 31, 2003.

Warranties – The Company currently extends a one-year onsite warranty on sales of its marine propulsion products. During the years ended December 31, 2003 and 2002, warranty expenses were minimal. As of December 31, 2003 and 2002 the Company has not accrued any amount associated with its warranties.

Recent Accounting Pronouncements - In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the application of the provisions of SFAS No. 146 to have an impact on its financial position, results of operations or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires the recognition of a liability for certain guarantee obligations issued or modified after December 31, 2002. FIN No. 45 also clarifies disclosure requirements to be made by a guarantor of certain guarantees. The disclosure provisions of FIN No. 45 are effective for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of FIN No. 45 as of February 28, 2003. The Company does not expect the adoption of FIN No. 45 to have a material impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently analyzing the existing guidance and reviewing any developments with regard to the proposed FASB Staff Positions issued on the implementation of FIN No. 46 which are currently subject to public comment. Therefore, the Company cannot determine whether there will be an impact on its financial position, results of operations, or cash flows at this time.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions in the accompanying financial statements as discussed in Note 12.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In April 2003, the FASB issued SFAS Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. Most provisions of this Statement should be applied prospectively. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its financial statements.

In May 2003, the FASB issued SFAS Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities, if applicable. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company does not expect the adoption of SFAS No. 150 to have a material impact on its financial statements.

3. ACQUISITIONS

In September 2002, the Company acquired all the assets of Arrowcore Products, LC ("Arrowcore") a manufacturer of hi-tech masts for the maritime industry, for 75,000 shares of the Company's common stock. The Company valued the patents and the pending patents of Arrowcore at $150,000 or $2.00 per share. No pro forma information is provided because the operations of Arrowcore during the audit periods presented were minimal.

The patents acquired from Arrowcore have been recorded and are being amortized over their remaining lives.

SOLOMON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

4. PROPERTY AND EQUIPMENT

As of December 31, 2003 and 2002, property and equipment consisted of the following:

	Useful Life	December 31, 2003	December 31, 2002
Office furniture and equipment	5-7 Years	$ 19,290	$ 18,155
Machinery and equipment	5-7 Years	14,000	14,000
Computer equipment	5-7 Years	18,007	17,124
Software	3-5 Years	4,281	4,281
Boats	7 Years	2,200	2,200
Vehicles	5 Years	37,017	13,995
Leasehold improvements	10 Years	17,893	17,893
		112,688	87,648
Less: Accumulated depreciation		78,675	63,577
		$ 34,013	$ 24,071

Depreciation expense was $15,101 and $13,312 for the years ended December 31, 2003 and 2002, respectively.

5. INTANGIBLE ASSETS

The Company owns multiple patents relating to the use of its marine propulsion technologies. As of December 31, 2003 and 2002, intangible assets consisted of the following:

	Remaining Useful Life	December 31, 2003	December 31, 2002
Marine propulsion patents	8-20 Years	$ 706,294	$ 697,578
Mast technology rights	3 Years	150,000	150,000
Trademarks	25 Years	107,868	107,868
		964,162	955,446
Less: Accumulated amortization		329,232	196,187
		$ 634,930	$ 759,259

Amortization expense was $133,045 and $99,197 for the years ended December 31, 2003 and 2002, respectively.

6. CUSTOMER DEPOSITS

As of December 31, 2003, the Company had deposits on future sales orders of $39,494.

7. ACCRUED PAYROLL AND PAYROLL TAXES

As of December 31, 2003, the Company had accrued payroll due to seven of its employees and former employees in the amount of approximately $335,000. Additionally, as of December 31, 2003, the Company had accrued and unpaid payroll taxes in the amount of approximately $191,000 and accrued interest and penalties of $144,000 with respect to such taxes. As of September 30, 2003, the Company settled accrued amounts owed employees through the issuance of stock options and shares of the Company's common stock. Currently, the Company has received no notice of delinquency form the U.S. Internal Revenue Service. However, the Company believes that such notice could severely impact the operations or cause the Company to cease operations.

During both 2003 and 2002, the Company had a number of employees who worked at low or minimal salaries. Generally these employees were shareholders. Management anticipates that as the operations of the Company expand, it will be required to pay competitive salaries, thereby increasing operating costs. The Company estimated the additional costs had these employees been compensated to be $386,846 and $298,965 for the years ended December 31, 2003 and 2002, respectively. These amounts have been recorded as capital contributions.

SOLOMON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

8. NOTES AND LOANS PAYABLE

Notes and loans payable are summarized as follows:

	December 31, 2003
Short-term non-interest bearing loan from an individual payable upon demand	$ 5,000
Convertible note payable to an institutional lender bearing interest at 11% per annum secured by the assets of the Company, net of discount (1)	530,690
Non-interest bearing note payable with an individual	49,985
Short-term demand loan bearing interest at 10% per annum	8,000
Non-interest bearing short-term loan from an individual payable upon demand	20,804
Promissory note bearing interest at 5.75% due on May 23, 2003; note is in default and is guaranteed by certain assets of an officer of the Company	63,000
Nonnegotiable 10% convertible promissory notes with individuals (2)	125,000
Nonnegotiable 15% promissory notes with individuals (3)	26,000
Note payable bearing interest at 14.9% due in monthly installments of $268 secured by a vehicle	11,380
	839,859
Less: current portion of long-term debt	(830,487)
Long-term notes and loans payable	$ 9,372

(1) – This note is convertible into shares of the Company's common stock at $1.50 per share (adjusted for a 1-for-2 reverse stock split). This conversion resulted in a beneficial conversion feature and the Company recorded additional interest expense of $205,000 during the year ended December 31, 2001. This note was renegotiated in September 2003 and was replaced with a convertible note in the amount of $572,490 which includes accrued interest and the professional fees of the lender through the date of the new note, which is due May 31, 2004. This note requires a mandatory payment of $50,000 on December 15, 2003 with the remaining principal balance due upon the maturity date. The lender has the right at anytime to convert into shares of the Company's common stock at a per share conversion price of approximately $1.46. The Company recognized a beneficial conversion feature on this note of $220,135 which is recorded as additional interest expense. This note is collateralized by all of the assets of the Company.

8. NOTES AND LOANS PAYABLE (continued)

In December 2003, the Company renegotiated its mandatory payment to the noteholder of $50,000 and it was extended to February 2004. The Company failed to make this payment as well, however, no notice of default has been provided to the Company. The Company issued 50,000 warrants for an extension of the due date and recorded a debt discount of $57,000 or $1.14 per warrant (utilizing the Black-Scholes option pricing model) which will be amortized over the remaining life of the note.

(2) – These notes are due and payable one year from the date of the note. However, the notes are automatically converted into shares of the Company's common stock on the day the stock first trades on the Over-the-Counter Bulletin Board or other exchange. The number of shares to be issued upon conversion is equal to twice the principal and accrued interest of the notes using a per share price equal to the opening trade price of the common stock. The conversion price currently approximates a contemporaneous sales price so no beneficial conversion feature is present. Additionally, warrants equal to one-fifth the number of shares issued when converted were granted with these notes. The value of these warrants on the date of issuance was immaterial and no discount of the note was recorded. These notes were subsequently converted into 85,866 shares of the Company's common stock which included all outstanding accrued interest. Additionally, the noteholders received 17,172 warrants to purchase shares of the Company's common stock exercisable at $3.78 per share.

(3) – These notes are due and payable one year from the date of the note. Additionally, 26,000 warrants to purchase shares of the Company's common stock were issued along with these notes. Such warrants are exercisable at $4.00 per share. The value of these warrants on the date of issuance was immaterial and no discount of the note was recorded.

Interest on all debt amounted to $350,663 and $52,843 for the years ended December 31, 2003 and 2002, respectively.

9. RELATED PARTY TRANSACTIONS

In June 2003, the Company acquired multiple rights to technology that the Company believes is patentable from its president for 1,000,000 shares of its restricted common stock. The historic cost of this technology (which included patent applications that have not yet been filed) was minimal and has not been reflected on the Company's financial statements.

SOLOMON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

9. RELATED PARTY TRANSACTIONS (continued)

As of December 31, 2003, the Company's accounts receivable of $8,664 is due from a shareholder and consultant.

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) are as follows:

	December 31,	
	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 3,204,549	$ 1,872,098
Less valuation allowance	(3,204,549)	(1,872,098)
Net deferred tax assets	$ —	$ —

The net change in the valuation allowance during the year ended December 31, 2003 was an increase of $1,332,451.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2003 and 2002:

	December 31,	
	2003	2002
Tax benefit at federal statutory rate (34%)	$ 1,192,193	$ 272,727
State income tax benefit (4%)	140,258	32,086
Valuation allowance	(1,332,451)	(304,813)
Net income tax benefit	$ —	$ —

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2003 and 2002 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2003 the Company has available net operating loss carryforwards of approximately $9,012,000, which expire through the year 2023.

11. STOCKHOLDERS' DEFICIENCY

During the year ended December 31, 2002, the Company sold 69,833 shares of its common stock for proceeds of $145,999 at prices from $2.00 to $3.00 per share.

During the year ended December 31, 2002, the Company issued 12,500 shares of its common stock to an employee for services rendered. The Company valued these shares at $3.00 per share and recorded noncash compensation expense of $37,500.

In December 2002, the Company issued 75,000 shares of its restricted common stock for an asset acquisition valued at $2.00 per share or $150,000 (see Note 3).

During the year ended December 31, 2003, the Company sold 64,585 shares of its common stock for proceeds of $105,170 at prices from $1.00 to $2.00 per share.

During the year ended December 31, 2003, the Company issued 285,000 shares of its common stock to three consultants for accrued payroll and for unreimbursed business expenses. These shares were valued at $2.00 per share or $570,000.

On June 23, 2003, the Company issued 37,500 shares of its common stock to an employee and a consultant for services rendered. The Company recorded noncash compensation expense of $75,000 related to this issuance. During the fourth quarter 2003, the Company canceled 12,500 of these shares and reversed $25,000 against noncash compensation.

On June 23, 2003, the Company issued 663,089 shares of its common stock to a financial consultant for services rendered. The Company valued these shares at $2.00 per share and recorded noncash compensation expense of $1,326,178. Additionally, this consultant was granted a warrant to purchase 132,618 shares of the Company's common stock at a price equal to 125% of the average closing price of the Company's common stock during the first thirty (30) trading days. The warrant is exercisable for five years commencing one year after the date of the grant. The Company recorded additional noncash compensation of $23,208 or $0.18 per share relating to these warrants. The warrants were valued using the Black-Scholes option pricing model.

On June 23, 2003, the Company issued 1,000,000 shares of its common stock to its president for the acquisition of certain rights to technology (see Note 9).

In August 2003, the Company sold 92,500 shares of its restricted common stock for gross proceeds of $185,000, or $2.00 per share.

SOLOMON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

11. STOCKHOLDERS' DEFICIENCY (continued)

Stock option and warrant activity for the years ended December 31, 2003 and 2002 is summarized as follows:

	Number of shares	Weighted average exercise price
Outstanding at December 31, 2001	—	—
Granted	—	—
Exercised	—	—
Expired	—	—
Outstanding at December 31, 2002	—	—
Granted	468,292	2.80
Exercised	—	—
Expired	—	—
Outstanding at December 31, 2003	468,292	$ 2.80

The following table summarizes the Company's stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average exercise price
$ 1.00 – 2.00	292,500	2.98	$ 1.83	292,500	$ 1.83
3.00 – 4.00	43,174	3.75	3.91	—	n/a
4.00 – 4.59	132,618	4.50	4.59	—	n/a
	468,292			292,500	

During 2003, the Company issued 242,500 shares to certain employees as compensation for services. As a result of the explanation of the income tax effects to the recipient of the issuances of the shares, the Company and the employees agreed that the issuances of theses shares was in error and agreed that they should be cancelled. At the time of the cancellation, stock options included in the above table were issued to such employees. As indicated in the significant accounting policies the Company follows APB 25; accordingly, no compensation has been recorded for such options.

SOLOMON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

11. STOCKHOLDERS' DEFICIENCY (continued)

The following disclosure is for awards of stock based compensation for the years ended December 31, 2003 and 2002:

	Year Ended December 31,	
	2003	2002
Net loss, as reported	$ (3,506,449)	$ (1,101,104)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(62,843)	—
Pro forma net loss	$ (3,569,292)	$ (1,101,104)
Loss per share:		
Basic and diluted – as reported	$ (0.90)	$ (0.42)
Basic and diluted – pro forma	$ (0.92)	$ (0.42)

The Company has valued interim stock based compensations awards utilizing the Black-Scholes options pricing model using the following assumptions: risk free interest rate of 3.00%, volatility of 0%, an estimated life of three years, and dividend yield of 0%.

12. COMMITMENTS AND CONTININGENCIES

a. Commitments

Operating Leases – On August 1, 2002, the Company entered into a five year lease for office space. The lease commenced on August 1, 2002, and monthly rental payments are approximately $3,000. The monthly rent will increase approximately 3% per annum over the term of the lease.

In August 2003, the Company entered into a two year lease for office space in Tarpon Springs, Florida. Monthly rental payments are approximately $2,400. The monthly rent will increase annually by the consumer price index (CPI) over the term of the lease.

SOLOMON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

12. COMMITMENTS AND CONTININGENCIES *(continued)*

The future minimum lease payments are as follows:

2004	$66,345
2005	$55,376
2006	$39,728
2007	$23,632

Rent expense for the years ended December 31, 2003 and 2002 totaled $75,064 and $44,700, respectively.

b. Contingencies

In March 2004, Ann Poyas, the Company's former chief operating officer and a former director, her husband, Donald Poyas, the former Vice President of Procurement, and their son, Michael Poyas, a former consultant to the Company, brought a lawsuit against us in the Circuit Court for Charles County, Maryland, alleging that they are owed in the aggregate approximately $1,150,000. The Company believes that it has good and meritorious defenses against the complaint and intends to defend it vigorously. The Company has included an amount for unpaid salaries to these individuals in its accrued expenses.

13. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has an accumulated deficit of $9,366,771 as of December 31, 2003 and had net losses and cash used in operations of $3,506,449 and $451,365, respectively, for the year ended December 31, 2003. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is in the process of implementing its business plan and has begun to generate revenues through the sale of its marine propulsion systems. Additionally, management is actively seeking additional sources of capital, but no assurance can be made that capital will be available on reasonable terms. Management believes the actions it is taking allow the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SOLOMON TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

14. CONCENTRATION OF RISK

Customers:

The Company's four largest customers accounted for approximately 58% of the sales for the year ended December 31, 2003. One customer accounted for 100% of the Company's accounts receivable as of December 31, 2003.

Supplier:

Presently the Company has one manufacturer for a principal component of its marine propulsion systems. If the supplier were unable to continue fulfilling the Company's orders, it would have a materially adverse effect on the Company's financial position.

15. SUBSEQUENT EVENTS

In February 2004, the Company issued 35,000 shares of Series A Preferred Stock and warrants to purchase 35,000 shares of common stock to five investors for $140,000. The consideration received was for $134,000 in cash and the surrender by one of the investors of a promissory note in the principal amount of $6,000. Each share of Series A Preferred Stock is entitled to a cumulative dividend of $.00 per share per annum, is convertible into two shares of common stock at any time by the holder, and is entitled to vote with common stockholders as a single class on an as converted basis. The warrants have an exercise price of $4.00 per share and expire January 26, 2009.

In March 2004 the Company issued an individual warrants to purchase 150,000 shares of the Company's common stock at an exercise price of $2.00 for marketing and consulting services rendered to the Company.